TransAlta closes $275 million sale of preferred shares

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Calgary, Alberta (November 30, 2011) – TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it has completed its public offering of 11,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series C (the “Series C Shares”) at a price of $25.00 per Series C Share.

The offering, previously announced on November 22, 2011, resulted in gross proceeds to TransAlta of $275 million. The net proceeds of the offering will be used to partially fund capital projects, for other general corporate purposes, and to reduce short term indebtedness of the company and its affiliates. TransAlta may invest funds that it does not immediately require in short-term marketable debt securities.

The Series C Shares were offered to the Canadian public through a syndicate of underwriters led by CIBC World Markets Inc., RBC Capital Markets and Scotia Capital Inc. by way of a prospectus supplement that was filed with securities regulatory authorities in Canada under TransAlta’s short form base shelf prospectus dated November 15, 2011.

Holders of Series C Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.60% annually for the initial period ending June 30, 2017. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.10%. Holders of Series C Shares will have the right, at their option, to convert their shares into Cumulative Rate Reset First Preferred Shares, Series D (the “Series D Shares”), subject to certain conditions, on June 30, 2017 and on June 30 every five years thereafter. Holders of Series D Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.10%. The Series C Shares are listed on the Toronto Stock Exchange under the ticker symbol TA.PR.F.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada's largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. In particular, this news release includes forward-looking statements relating to the public offering of the Series C Shares and the use of the proceeds therefrom. These statements are based on TransAlta Corporation's belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Glen Whelan Director, Communications Phone: (403) 267-7287 Email: glen_whelan@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com